SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ASTERIAS BIOTHERAPEUTICS, INC.

(Name of Issuer)
Series A Common Stock, par value $0.0001 per share	04624N 10 7
(Title of class of securities)	(CUSIP number)

Russell Skibsted
Chief Financial Officer
BioTime, Inc.
1010 Atlantic Avenue
Suite 102
Alameda, California 94501
(510) 521-3390

(Name, address and telephone number of person authorized to receive notices and communications)

February 16, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))

CUSIP No. 04624N 10 7	13D

1	NAMES OF REPORTING PERSONS BioTime, Inc.
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
94-3127919

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,973,340(1)(2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,973,340(1)(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,973,340(1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Consists of (i) 21,823,340 shares of the Series A common stock, par value $0.0001 per share ("Series A Shares"), of Asterias Biotherapeutics, Inc., a Delaware corporation (the "Company") and (ii) warrants to subscribe for and purchase 3,150,000 Series A Shares at an exercise price of $5.00 per share ("Warrants")

(2) Based on the aggregate number of Series A Shares beneficially owned by the Reporting Person assuming the exercise of the Warrants.

(3) Based on 38,348,297 Series A Shares outstanding at the close of business on February 15, 2016, based upon the Company’s share register, plus the number of Series A Shares that could be acquired by the Reporting Person by exercising the Warrants.

Page 2 of 6 pages

This Amendment No. 3 ("Amendment No. 3") amends and supplements the Statement on Schedule 13D, dated October 1, 2013, as amended by Amendment No.1, dated April 11, 2014, and by Amendment No. 2, dated May 29, 2015 (the "Schedule 13D"), relating to the Series A Shares of Asterias Biotherapeutics, Inc., a Delaware corporation (the "Company"), and is filed by and on behalf of BioTime, Inc. (the "Reporting Person").  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 3 relates to the Series A Shares of the Company and is being filed pursuant to Rule 13d-1 under the Exchange Act.  The address of the principal executive offices of the Company is 6300 Dumbarton Circle, Fremont, California 94555.

ITEM 2.	IDENTITY AND BACKGROUND

(a)            This Amendment No. 3 is being filed on behalf of BioTime, Inc., a California corporation as the Reporting Person.

(b)            The address of the principal office of the Reporting Person is BioTime, Inc., 1010 Atlantic Avenue, Suite 102, Alameda, California 94501.

(c)            The Reporting Person is a biotechnology company focused on the emerging field of regenerative medicine.

(d)            The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is organized under the laws of the state of California.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information on the Reporting Person's cover sheet to this Amendment No. 3 and the information presented in response to Item 5 in the Schedule 13D prior to this Amendment No. 3 is incorporated by reference herein.  There has been no material change from the information last reported in Item 3 of the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

On February 16, 2016, the Company entered into certain agreements with the Reporting Person and the Reporting Person's wholly owned subsidiary ES Cell International Pte Ltd ("ESI") described below.  A summary of each of the agreements is set forth in this Item 4. The summaries of the agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements, which are filed as Exhibits 1 and 2 hereto and are incorporated herein by reference.

Page 3 of 6 pages

Cross-License Agreement between the Company, the Reporting Person and ESI

Under the terms of a Cross-License Agreement (the "Cross-License") entered into by the Company, the Reporting Person and ESI, the Company will receive a fully-paid, non-royalty-bearing, world-wide, non-exclusive, sub-licensable license under certain patents and related patent rights of the Reporting Person and certain patents and related patent rights of ESI specified in the Cross-License, for all purposes in the Asterias Licensed Field during the term of the license. The Asterias Licensed Field includes all therapeutic applications of use for certain the patents licensed to the Company by the Reporting Person and ESI except all therapeutic applications of use involving pluripotent stem cell-derived cells of the following lineages: (a) bone and orthopedic soft tissues, including but not limited to ligament, tendon, meniscus, cartilage, and intervertebral disc; (b) vascular endothelium and perivascular cells including vascular smooth muscle and vascular pericytes; (c) adipose tissue; and (d) retinal pigment epithelium. The Asterias Licensed Field also includes all applications of use for certain other licensed patents involving live human pluripotent stem cell-derived cell therapies directed to the neural spinal cord (excluding cartilage and bone of the spine) and the myocardium; and also live human pluripotent stem cell-derived glial cell therapies directed to the central nervous system.

Under the terms of the Cross-License, the Reporting Person and ESI will receive a fully-paid, non-royalty-bearing, world-wide, non-exclusive, sub-licensable license in, to, and under the certain patents and related patent rights of the Company for all purposes in the BioTime/ESI Licensed Field during the term of the license. The BioTime/ESI Licensed Field includes all fields of use except any and all applications (a) to treat disorders of the nervous system, and (b) utilizing the immune system to prevent, treat, or cure cancer, and (c) involving the use of cells comprising, derived from, or manufactured using, human embryonic stem cells or human induced pluripotent stem cells for in vitro assay applications, including but not limited to drug discovery and development, drug monitoring, drug toxicology testing, and consumer products testing.

The term of the Cross-License shall expire on the expiration of the last claim within the Company's patents rights or the Reporting Person's patent rights, as applicable, unless terminated earlier for a material breach by a party.

Share Transfer Agreement between the Company and the Reporting Person

The Reporting Person and the Company have entered into a Share Transfer Agreement ("Share Transfer Agreement") pursuant to which (a) the Company will transfer to the Reporting Person the 2,100,000 shares of common stock of OrthoCyte Corporation ("OrthoCyte") and 21,925 ordinary shares of Cell Cure Neurosciences Ltd ("Cell Cure"), each a majority-owned subsidiary of the Reporting Person, held by the Company, and (b) the Reporting Person will transfer to the Company 75,771 shares of Series A Common Stock of the Company ("Series A Shares") and 3,150,000 Series A Share purchase warrants expiring September 30, 2016 ("Warrants") presently held by the Reporting Person as additional consideration for the license of Company patents and patent rights from the Company under the Cross License and as consideration for the transfer of the shares of OrthoCyte and Cell Cure capital stock by the Company to the Reporting Person.  As additional consideration, the Reporting Person also agreed that if the Company distributes Series A Share purchase warrants to the Company's stockholders, the Reporting Person will waive its right to receive its pro rata share of those warrants based on the number of Series A Shares it then owns.  The value of the Series A Shares, used to determine the number of Series A Shares to be transferred to the Company by the Reporting Person, was determined based on the volume weighted average price of the Series A Shares on the NYSE MKT for the twenty trading days prior to the date of the Share Transfer Agreement.  The value of the Warrants was determined by application of the Black-Scholes formula.  The values of the cross-licensed patent rights and the OrthoCyte stock and Cell Cure stock being transferred by the Company to the Reporting Person were determined with reference to prices established by an independent valuation obtained from an investment banker.

The Share Transfer Agreement also provides that the Reporting Person shall have, upon prior notice, the right to inspect, review, copy, and audit such financial books and other corporate records to the extent necessary to comply with United States generally accepted accounting principles ("GAAP"), until six years after the Reporting Person is no longer required to consolidate the Company's financial statements with the Reporting Person's financial statements for financial reporting purposes in accordance with GAAP.

Page 4 of 6 pages

Approval by Disinterested Directors

The Cross-License Agreement and the Share Transfer Agreement, and the transactions to be effected thereunder, were approved, in the case of the Company, directors of the Company who are not directors, officers, or employees of the Reporting Person or a subsidiary of the Reporting Person, and in the case of the Reporting Person, directors of the Reporting Person who are not also directors, officers, or employees of the Company.

No Other Present Plans or Proposals Regarding the Company

Except as described above in this Item 4, the Board of Directors of the Reporting Person has not approved any plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

As previously reported in the Schedule 13D, the Reporting Person is the controlling stockholder of the Company, and three of the members of the Board of Directors of the Company are members of the Reporting Person's Board of Directors, one of the directors of the Company who is not a director of the Reporting Person is an executive officer of a subsidiary of the Reporting Person, and another director of the Company who is not a director of the Reporting Person may be deemed an affiliate of a shareholder that beneficially owns more than 5% of the common shares of the Reporting Person.  The Reporting Person may, as a stockholder or through the action of persons who serve on the Board of Directors of the Company, from time to time cause the Company to engage in any or all of the kinds of transactions described in the immediately preceding paragraph.  Without limiting the generality of the immediately preceding sentence, the Reporting Person, acting alone or in conjunction with other stockholders of the Company, may, directly or through the action of the Board of Directors of the Company, (1) cause the Company to expand the size of the Company's Board of Directors and to elect additional directors, (2) cause the Company to reduce the size of the Company's Board of Directors, (3) nominate persons to stand for election as directors at any annual or special meeting of stockholders of the Company at which directors are to be elected, (4) cause any incumbent director not to be nominated to stand for election as a director at any annual or special meeting of stockholders of the Company at which directors are to be elected, (5) remove any director with or without cause by a vote at any annual or special meeting of stockholders of the Company at which directors are to be elected, or by written consent without a vote, (6) in the event of the death or resignation or removal of a director of the Company, elect a replacement director, and (7) further amend the Bylaws of the Company.  Any such newly elected directors may be officers, directors, or affiliates of the Reporting Person or may be "independent" directors (under Section 8.03(A) of the NYSE MKT Company Guide or the rules of any other national securities exchange).

The Reporting Person may also, from time to time, through the action of persons who serve on the Board of Directors of the Company, cause or enable the Company to (i) offer and sell additional securities in order to raise capital for the Company's operations or to acquire one or more businesses or assets for use in the Company's business, or for other purposes, (ii) acquire Series A Shares from the Reporting Person in exchange for cash, common shares of the Company, other assets of the Company, or a combination of the foregoing, (iii) license patents and other intellectual property to, or cross license patents and other intellectual property or exchange other assets with, and acquire other assets from, and sell assets to, the Reporting Person or one or more other subsidiaries of the Reporting Person, and (iv) if and when opportunities present themselves, cause the Company to enter into one or more merger agreements or other agreements to acquire other business or assets, or merger or consolidation agreements in which the Company is not the surviving corporation.

Page 5 of 6 pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)  As of the date of this Amendment No. 3, the Reporting Person beneficially owns 21,823,340 Series A Shares and 3,150,000 Warrants.  Based on a total of 38,348,297 Series A Shares outstanding as of the close of business on February 15, 2016, based on the Company’s share register, plus the number of Series A Shares that could be acquired by the Reporting Person through the exercise of the Warrants, the Reporting Person beneficially owns approximately 60.2% of the outstanding Series A Shares. Upon completion of the transfer of 75,771 Series A Shares and the Warrants to the Company under the Share Transfer Agreement, the Reporting Person will beneficially own 21,747,569 Series A Shares representing approximately 56.82% of the outstanding Series A Shares.

(b) As of the date of this Amendment No. 3, the Reporting Person has sole power to vote or to director the vote and sold power to dispose or direct the disposition the Series A Shares it beneficially owns.

(c)  None.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Shares beneficially owned by the Reporting Person.

(e)  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1	Cross License Agreement by and among Asterias Biotherapeutics, Inc., BioTime, Inc. and ES Cell International Pte Ltd
2	Share Transfer Agreement by and among Asterias Biotherapeutics, Inc., BioTime, Inc. and ES Cell International Pte Ltd

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information contained in this statement is true, complete and correct.

Dated: February 16, 2016	BIOTIME, INC.
a California corporation

	By:	s/Russell Skibsted
Russell Skibsted,
Chief Financial Officer

Page 6 of 6 pages